Subject To Completion, Dated October 15, 2018

PROSPECTUS

22,500,000 Shares

YETI®

Common Stock

This is the initial public offering of shares of common stock of YETI Holdings, Inc. We are selling 2,500,000 shares of our common stock and the selling stockholders identified in this prospectus are selling 20,000,000 shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We expect the public offering price to be between $19.00 and $21.00 per share. Currently, no public market exists for the shares. We have been approved to list our shares on the New York Stock Exchange under the symbol "YETI."

We are an "emerging growth company" under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See "Prospectus Summary—Implications of Being an Emerging Growth Company."

After the completion of this offering, Cortec Group Fund V, L.P. and its affiliates will control a majority of the voting power of our common stock with respect to the election of our directors. As a result, we will be a "controlled company" within the meaning of the New York Stock Exchange listing standards. See "Management—Controlled Company Exemption."

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 16 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) See "Underwriting" for additional information regarding total underwriter compensation.

The underwriters may also exercise their option to purchase up to an additional 3,375,000 shares from the selling stockholders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about   , 2018.

BofA Merrill Lynch	**Morgan Stanley**	**Jefferies**
Baird		**Piper Jaffray**
Citigroup	**Goldman Sachs & Co. LLC**	
KeyBanc Capital Markets	**William Blair** **Raymond James** **Stifel**	**Academy Securities**

                    , 2018

Scalable Infrastructure to Support Growth.   As we have grown, we have worked diligently and invested significantly to further build our information technology capabilities, while improving business process effectiveness. This robust infrastructure facilitates our ability to manage our global manufacturing base, optimize complex distribution logistics, and effectively serve our consistently expanding customer base. We believe our global team, sophisticated technology backbone, and extensive experience provide us with the capabilities necessary to support our future growth.

Experienced Management Team.   Our senior management team, led by our President and Chief Executive Officer, or CEO, Matt Reintjes, is comprised of experienced executives from large global product and services businesses and publicly listed companies. They have proven track records of scaling businesses, leading innovation, expanding distribution, and managing expansive global operations. Our culture is an embodiment of the values of our Founders who continue to work as a member of our product development team and a YETI Ambassador and help to identify new opportunities and drive innovation.

Our Growth Strategies

We plan to continue growing our customer base by driving YETI brand awareness, introducing new and innovative products, entering new product categories, accelerating DTC sales, and expanding our international presence.

Expand Our Brand Awareness and Customer Base.   Creating brand awareness among new customers and in new geographies has been, and remains, central to our growth strategy. We drive our brand through multilayered marketing programs, word-of-mouth referral, experiential brand events, YETI Ambassador reach, and product use. We have significantly invested in increasing brand awareness, spending $156.5 million in marketing initiatives from 2013 to 2017, including $50.7 million in 2017. This growth is illustrated by the increase in our gross sales derived from outside our heritage markets, which have increased significantly since 2013. We define our heritage markets as the South Atlantic, East South Central, and West South Central, as defined by the U.S. Census Bureau.



While we have meaningfully grown and expanded our brand reach throughout the United States and developed an emerging international presence, according to our quarterly brand study, unaided brand awareness, or consumers' awareness of our brand without prompt, in non-heritage markets remains meaningfully below unaided brand awareness in heritage markets. We believe our sales growth will be driven, in part, by continuing to grow YETI's brand awareness in non-heritage markets. For example, based on our quarterly Brand Tracking Study, our unaided brand awareness in the premier outdoor company and brand markets in the United States has grown from 2% in October 2015 to 10% in July 2018, indicating there may be significant opportunity for future expansion, particularly in more densely populated United States markets. Our unaided brand awareness in the premium outdoor company and brand markets by region as of October 2015 and as of July 2018 is set forth below based on our quarterly Brand Tracking Study:

Domestic Unaided Brand Awareness by Region



(1) Heritage market region

(2) Non-heritage market region

Introduce New and Innovative Products. We have a track record of consistently broadening our high performance, premium-priced product portfolio to meet our expanding customer base and their evolving pursuits. Our culture of innovation and success in identifying customer needs and wants drives our robust product pipeline. We typically enter a product line by introducing anchor products, followed by product expansions, such as additional sizes and colorways, and then accessories, as exemplified by our current product portfolio. In 2017, we expanded our Drinkware line to new colorways, launched our Hopper Two soft cooler, and added new Hopper Flip sizes and colors. We added to our Coolers & Equipment offering with the introductions of our Panga submersible duffel and LoadOut multipurpose bucket. In 2018, we introduced our Camino Carryall bag, Hondo base camp chair, Hopper Backflip backpack, Rambler wine tumblers, Haul wheeled cooler, Silo water cooler, Panga submersible backpack, Tocayo backpack, Boomer dog bowl, and Lowlands blanket. We have also meaningfully enhanced our customization capabilities through YETIcustomshop.com, which offers a broad assortment of custom logo Drinkware and coolers to individual and corporate clients.

As we have done historically, we have identified several opportunities in new, adjacent product categories where we believe we can redefine performance standards and offer superior quality and design to customers. We believe these new opportunities will further bridge the connection between indoor and outdoor life and are consistent with our objective to have YETI products travel with customers wherever they go.

Increase Direct-to-Consumer and Corporate Sales. DTC represents our fastest growing sales channel, with net sales increasing from $14.1 million in 2013 to $194.4 million in 2017. Our DTC channel provides customers and businesses ready access to our brand, branded content, and full product assortment. We intend to continue to drive direct sales to our varied customers through: YETI.com; YETIcustomshop.com; YETI Authorized on the Amazon Marketplace; our corporate sales initiatives; increasing the number of our own retail stores; and our international YETI websites. In 2017, we had nearly 29.5 million visits to YETI.com and YETIcustomshop.com, of which 16.7 million were unique visitors and 0.8 million resulted in purchases. We believe we will continue to grow visitors to YETI.com and convert a portion of them to our customers. With YETIcustomshop.com, we believe there are significant opportunities to expand our licensing portfolio in sports and entertainment, along with

The Offering

Common stock offered by us	2,500,000 shares
Common stock offered by the selling stockholders	20,000,000 shares (23,375,000 shares if the underwriters exercise their option to purchase additional shares in full)
Underwriters' option to purchase additional shares from the selling stockholders	The underwriters have a 30-day option to purchase up to 3,375,000 additional shares of our common stock from the selling stockholders at the public offering price less estimated underwriting discounts and commissions.
Common stock to be outstanding after this offering	83,647,425 shares
Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock that we are selling in this offering of approximately $41.5 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We currently intend to use the net proceeds from this offering to repay $41.5 million of outstanding borrowings under the Credit Facility. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See "Use of Proceeds" for a complete description of the intended use of proceeds from this offering.
Controlled company	Pursuant to the Voting Agreement, upon the closing of this offering, Cortec will control more than 50% of the total voting power of our common stock with respect to the election of our directors. As a result, we will be a "controlled company" within the meaning of the New York Stock Exchange, or NYSE, listing standards, and therefore will be exempt from certain NYSE corporate governance requirements.
Risk factors	Investing in shares of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 15 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.
Proposed NYSE symbol	"YETI"

The number of shares of our common stock that will be outstanding after this offering is based on 81,147,425 shares of our common stock outstanding as of October 1, 2018, and excludes:

- 2,675,780 shares of our common stock issuable upon the exercise of outstanding but unexercised options, of which 2,281,956 are vested, to purchase shares of our common stock as of October 1, 2018 under the YETI Holdings, Inc. 2012 Equity and Performance Incentive Plan, as amended and restated June 20, 2018, or the 2012 Plan, with a weighted average exercise price of $2.04 per share;

- 1,410,718 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of October 1, 2018 under the 2012 Plan, with an estimated grant date fair value of $31.74 per share;

- 2,217,236 shares of our common stock reserved for future issuance under the 2012 Plan which, upon the effectiveness of the 2018 Equity and Incentive Compensation Plan, or the 2018 Plan, will no longer be available for awards under the 2012 Plan or the 2018 Plan; and

- 4,764,000 shares of our common stock reserved for future issuance under the 2018 Plan.

Except as otherwise indicated, all information in this prospectus assumes or reflects:

- no exercise of the underwriters' option to purchase additional shares from the selling stockholders;

- no exercise or settlement of outstanding stock options;

- the filing and effectiveness of an amendment to our certificate of incorporation prior to the completion of this offering to effect a 0.397-for-1 reverse split of our common stock, and all share, option, and per share information in this prospectus has been adjusted to reflect the split on a retroactive basis;

- the filing and effectiveness of our amended and restated certificate of incorporation, including an increase in the authorized shares of our capital stock, and the effectiveness of our amended and restated bylaws, each of which will occur prior to the completion of this offering; and

- the amendment of our certificate of incorporation on May 5, 2016 to effect a 2,000-for-1 forward split of our common stock, including an increase in the authorized shares of our capital stock, and all share, option, and per share information in this prospectus has been adjusted to reflect the split on a retroactive basis.

Summary Consolidated Financial and Other Data

The following tables set forth a summary of our historical summary consolidated financial data for the periods and at the dates indicated. Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52-53 week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements. Fiscal year 2017 included 52 weeks, and the first six months of fiscal 2018 and fiscal 2017 included 26 weeks. The following table sets forth consolidated financial data for 2017, 2016, and 2015, which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of and for the six months ended June 30, 2018 and for the six months ended July 1, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments necessary for a fair presentation of this information. The percentages below indicate the statement of operations data as a percentage of net sales. You should read this data together with our audited financial statements, our unaudited financial statements, and related notes appearing elsewhere in this prospectus and the information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

(in thousands, except per share data)	Six Months Ended				Fiscal Year Ended					
	June 30, 2018		July 1, 2017		December 30, 2017		December 31, 2016		December 31, 2015	
Statements of Operations										
Net sales	$341,545	100%	$254,108	100%	$639,239	100%	$818,914	100%	$468,946	100%
Cost of goods sold	183,786	54%	134,822	53%	344,638	54%	404,953	49%	250,245	53%
Gross profit	157,759	46%	119,286	47%	294,601	46%	413,961	51%	218,701	47%
Selling, general and administrative expenses	121,329	36%	103,908	41%	230,634	36%	325,754	40%	90,791	19%
Operating income	36,430	11%	15,378	6%	63,967	10%	88,207	11%	127,910	27%
Interest expense	(16,719)	5%	(15,610)	6%	(32,607)	5%	(21,680)	3%	(6,075)	1%
Other (expense) income	(111)	0%	1,150	0%	699	0%	(1,242)	0%	(6,474)	1%
Income before income taxes	19,600	6%	918	0%	32,059	5%	65,285	8%	115,361	25%
Income tax expense	(4,036)	1%	(762)	0%	(16,658)	3%	(16,497)	2%	(41,139)	9%
Net income	$ 15,564	5%	$ 156	0%	$ 15,401	2%	$ 48,788	6%	$ 74,222	16%
Net income attributable to noncontrolling interest	—	0%	—	0%	—	0%	(811)	0%	—	0%
Net income to YETI Holdings, Inc.	15,564	5%	156	0%	15,401	2%	47,977	6%	74,222	16%
Adjusted Operating Income(1)	46,642	14%	23,343	9%	76,003	12%	221,429	27%	136,043	29%
Adjusted Net Income(1)	23,453	7%	5,267	2%	23,126	4%	134,559	16%	79,484	17%
Adjusted EBITDA(1)	$ 58,416	17%	$ 33,849	13%	$ 97,471	15%	$231,862	28%	$137,101	29%
Net income to YETI Holdings, Inc. per share										
Basic	$ 0.19		$ —		$ 0.19		$ 0.59		$ 0.93	
Diluted	$ 0.19		$ —		$ 0.19		$ 0.58		$ 0.92	
Adjusted Net Income per share(2)										
Diluted	$ 0.28		$ 0.06		$ 0.28		$ 1.63		$ 0.99	
Weighted average common shares outstanding										
Basic	81,283		81,451		81,479		81,097		79,775	
Diluted	82,956		83,029		82,972		82,755		80,665	

(dollars in thousands)	As of June 30, 2018	As of June 30, 2018 Pro Forma(3)(4)(5)
Balance Sheet and Other Data		
Inventory	$149,368	149,368
Property and equipment, net	71,101	71,101
Total assets	510,397	510,397
Long-term debt including current maturities	427,863	386,363
Total stockholders' deficit	(56,801)	(15,301)
Additions to property and equipment	7,067	7,067

(1) Adjusted Operating Income and Adjusted Net Income are defined as operating income and net income adjusted for non-cash stock-based compensation expense, early extinguishment of debt, asset impairment charges, investments in new retail locations and international market expansion, transition to Cortec majority ownership, transition to the ongoing senior management team, and transition to a public company, and, in the case of Adjusted Net Income, net of the tax impact of such adjustments. Adjusted EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization expense, non-cash stock-based compensation expense, early extinguishment of debt, asset impairment charges, investments in new retail locations and international market expansion, transition to Cortec majority ownership, transition to the ongoing senior management team, and transition to a public company. The expenses incurred related to these transitional events include: management fees and contingent consideration related to the transition to Cortec majority ownership; severance, recruiting, and relocation costs related to the transition to our ongoing senior management team; consulting fees, recruiting fees, salaries and travel costs related to members of our Board of Directors, fees associated with Sarbanes-Oxley Act compliance, and incremental audit and legal fees in connection with our transition to a public company. All of these transitional costs are reported in selling, general, and administrative, or SG&A, expenses.

Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA are not defined under GAAP and may not be comparable to similarly titled measures reported by other entities. We use these non-GAAP measures, along with GAAP measures, as a measure of profitability. These measures help us compare our performance to other companies by removing the impact of our capital structure; the effect of operating in different tax jurisdictions; the impact of our asset base, which can vary depending on the book value of assets and methods used to compute depreciation and amortization; the effect of non-cash stock-based compensation expense, which can vary based on plan design, share price, share price volatility, and the expected lives of equity instruments granted; as well as certain expenses related to what we believe are events of a transitional nature. We also disclose Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA as a percentage of net sales to provide a measure of relative profitability.

We believe these non-GAAP measures, when reviewed in conjunction with GAAP financial measures, and not in isolation or as substitutes for analysis of our results of operations under GAAP, are useful to investors as they are widely used measures of performance and the adjustments we make to these non-GAAP measures provide investors further insight into our profitability and additional perspectives in comparing our performance to other companies and in comparing our performance over time on a consistent basis. Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA have limitations as profitability measures in that they do not include the interest expense on our debts, our provisions for income taxes, and the effect of our expenditures for capital assets and certain intangible assets. In addition, all of these non-GAAP measures have limitations as profitability measures in that they do not include the effect of non-cash stock-based compensation expense, the effect of asset impairments, the effect of investments in new retail locations and international market expansion, and the impact of certain expenses related to transitional events that are settled in cash. Because of these limitations, we rely primarily on our GAAP results.

In the future, we may incur expenses similar to those for which adjustments are made in calculating Adjusted Operating Income, Adjusted Net Income, and Adjusted EBITDA. Our presentation of these non-GAAP measures should not be construed as a basis to infer that our future results will be unaffected by extraordinary, unusual, or non-recurring items.

The following tables reconcile operating income to Adjusted Operating Income, net income to Adjusted Net Income, and net income to Adjusted EBITDA for the periods presented.

(dollars in thousands)	Six Months Ended		Fiscal Year Ended		
	June 30, 2018	July 1, 2017	December 30, 2017	December 31, 2016	December 31, 2015
Operating income	$ 36,430	$ 15,378	$ 63,967	$ 88,207	$127,910
Adjustments:					
Non-cash stock-based compensation expense(a)(b)	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—
Adjusted Operating Income	$ 46,642	$ 23,343	$ 76,003	$221,429	$136,043
Net income	$ 15,564	$ 156	$ 15,401	$ 48,788	$ 74,222
Adjustments:					
Non-cash stock-based compensation expense(a)(b)	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—
Tax impact of adjusting items(h)	(2,323)	(2,854)	(4,311)	(47,451)	(2,871)
Adjusted Net Income	$ 23,453	$ 5,267	$ 23,126	$134,559	$ 79,484
Net income	$ 15,564	$ 156	$ 15,401	$ 48,788	$ 74,222
Adjustments:					
Interest expense	16,719	15,610	32,607	21,680	6,075
Income tax expense	4,036	762	16,658	16,497	41,139
Depreciation and amortization expense(a)	11,885	9,356	20,769	11,675	7,532
Non-cash stock-based compensation expense(a)(b)	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—
Adjusted EBITDA	$ 58,416	$ 33,849	$ 97,471	$231,862	$137,101
Net sales	$341,545	$254,108	$639,239	$818,914	$468,946
Net income as a % of net sales	10.7%	6.1%	10.0%	10.8%	27.3%
Adjusted operating income as a % of net sales	13.7%	9.2%	11.9%	27.0%	29.0%
Adjusted net income as a % of net sales	6.9%	2.1%	3.6%	16.4%	16.9%
Adjusted EBITDA as a % of net sales	17.1%	13.3%	15.2%	28.3%	29.2%

(a)   All of these costs are reported in SG&A expenses.

(b) Represents our preliminary non-cash stock-based compensation for the three months ended September 29, 2018 of $2.9 million, compared to $2.7 million for the three months ended September 30, 2017. For the six months ended June 30, 2018 and July 1, 2017, non-cash stock-based compensation expense was $7.1 million and $6.5 million, respectively. For 2017, 2016, and 2015, compensation expense was $13.4 million, $118.4 million, and $0.6 million, respectively.

(c) Represents preliminary accelerated amortization of deferred financing fees caused by early debt paydown of the Credit Facility during the three months ended September 29, 2018. For 2016, represents the unamortized deferred financing fees associated with our prior credit facility, or the 2012 Credit Facility, which were outstanding at the time of repayment in May 2016.

(d) Represents retail store pre-opening expenses and costs for expansion into new international markets.

(e) Represents management fees of $0.8 million and $0.8 million and expenses associated with contingent consideration of $0 and $0 for the six months ended June 30, 2018 and July 1, 2017, respectively. For 2017, 2016, and 2015, annual management fees to Cortec were $0.8 million and contingent consideration was $0, $0, and $6.5 million, respectively.

(f) Represents severance, recruiting, and relocation costs related to the transition to our ongoing senior management team.

(g) Represents fees and expenses in connection with our transition to a public company, including consulting fees, recruiting fees, salaries, and travel costs related to members of our Board of Directors, fees associated with Sarbanes-Oxley Act compliance, and incremental audit and legal fees associated with being a public company.

(h) Tax impact of adjustments calculated at a 23% and 36% effective tax rate for the six months ended June 30, 2018 and July 1, 2017, respectively. For 2017, 2016, and 2015, the effective tax rate used to calculate the tax impact of adjustments was 36%, 36%, and 35%, respectively.

(2) Adjusted Net Income per share is calculated using Adjusted Net Income, as defined above, and diluted weighted average shares outstanding. Adjusted Net Income per share is not a presentation made in accordance with GAAP, and our use of the term Adjusted Net Income per share may vary from similar measures reported by others in our industry due to the potential differences in the method of calculation. Adjusted Net Income per share should not be considered as an alternative to earnings per share derived in accordance with GAAP. Adjusted Net Income per share has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because of these limitations, we rely primarily on our GAAP results. However, we believe that presenting Adjusted Net Income per share is appropriate to provide investors with useful information regarding our historical operating results.

(3) Reflects our total assets and total stockholders' equity (deficit) as of June 30, 2018 on a pro forma basis to give effect to the filing and effectiveness of our amended and restated certificate of incorporation, including an increase in the authorized shares of our capital stock, as if such event had occurred on June 30, 2018.

(4) Reflects the sale by us of shares of common stock in this offering at an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as described in "Use of Proceeds."

(5) Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of total assets and total stockholders' equity (deficit) by approximately $2.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) each of total assets and total stockholders' equity (deficit) by approximately $1.9 million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

Substantial future sales, or the perception or anticipation of future sales, of shares of our common stock could cause our stock price to decline.

Our stock price could decline as a result of substantial sales of our common stock, or the perception or anticipation that such sales could occur, particularly sales by our directors, executive officers, and significant stockholders, a large number of shares of our common stock becoming available for sale, or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have 83,647,425 shares of our common stock outstanding. This includes the 22,500,000 shares included in this offering, or 25,875,000 shares if the underwriters exercise their option to purchase additional shares from the selling stockholders, which may be resold in the public market immediately unless purchased by our affiliates. Substantially all of the remaining shares are currently restricted as a result of the 180-day lock-up agreements. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and Jefferies LLC may, in their sole discretion, permit our officers, directors, employees, and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. See "Underwriting."

Under a registration rights agreement we will enter into in connection with this offering, Cortec, the Founders and certain other holders of our common stock will have demand registration rights in respect of the shares of common stock they hold, subject to certain conditions. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of the registration to the parties to the registration rights agreement and, subject to certain limitations, include shares of common stock held by them in the registration. See "Certain Relationships and Related-Party Transactions—Registration Rights Agreement" for a more detailed description of the registration rights agreement. If our existing stockholders register or sell substantial amounts of our common stock, this could harm the market price of our common stock, even if there is no relationship between the registration or sales and the performance of our business. In addition, as restrictions on resale end, the market price of our shares of common stock could drop if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to volume limitations applicable to affiliates and the existing lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution.

The initial public offering price per share will be substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $21.78 per share based on an assumed public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of common stock. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if we issue additional equity securities, you will experience additional dilution.

The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE listing standards and other applicable securities laws,

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of shares of our common stock that we are selling in this offering of approximately $41.5 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based upon an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We currently intend to use the net proceeds from this offering to repay $41.5 million of outstanding borrowings under the Credit Facility. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

On May 19, 2016, we entered into the Credit Facility, which bears interest at a variable rate based on prime, federal funds, or LIBOR plus an applicable margin based on our total leverage ratio. As of June 30, 2018, our interest rates on term loan A and term loan B were 6.10% and 7.60%, respectively. As of June 30, 2018, $0, $356.0 million and $77.9 million were outstanding under the revolving credit facility, term loan A and term loan B, respectively. Following the application of the net proceeds of this offering, we expect there to be $344.9 million and $6.1 million outstanding under term loan A and term loan B, respectively, based on preliminary September 29, 2018 estimates. The term loan A and the revolving credit facility under the Credit Facility mature on May 19, 2021. The term loan B under the Credit Facility matures on May 19, 2022. See "Description of Indebtedness."

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by approximately $2.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $1.9 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2018:

- on an actual basis;

- on a pro forma basis to give effect to (a) the filing and effectiveness of our amended and restated certificate of incorporation, including an increase in the authorized shares of our capital stock as if such event had occurred on June 30, 2018; (b) the sale of shares of common stock that we are selling in this offering at the assumed initial public offering price of $20.00 per share, the midpoint of the range set forth on the cover page of this prospectus; and (c) the application of the net proceeds of this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as described under "Use of Proceeds."

You should read this information in conjunction with "Use of Proceeds," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements, and related notes included elsewhere in this prospectus.

	As of June 30, 2018	
	Actual	Pro Forma(1)
	(in thousands, except per share data)	
Cash	$ 71,342	$ 71,342
Long-term debt (excludes debt issuance costs)		
Credit Facility		
Revolving credit facility	—	—
Term loan A, due 2021	356,000	356,000
Term loan B, due 2022	77,900	36,400
Rambler On promissory note	1,500	1,500
Total long-term debt (excludes debt issuance costs)	$ 435,400	$ 393,900
Stockholders' equity:		
Common stock, par value $0.01 per share: 400,000 shares, authorized, 81,147 shares issued and outstanding actual; 600,000 shares authorized, 83,647 shares issued and outstanding, pro forma;	811	836
Preferred stock, par value $0.01 per share: 30,000 shares authorized, 0 shares issued and outstanding	—	—
Additional paid-in capital	224,236	265,711
Accumulated deficit	(281,834)	(281,834)
Accumulated other comprehensive loss	(14)	(14)
Total stockholders' deficit	(56,801)	(15,301)
Total capitalization	$ 378,599	$ 378,599

---

(1) Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash, additional paid-in capital, total stockholders' deficit, and total capitalization by approximately $2.4 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) each of cash, additional paid-in capital, total stockholders' deficit, and total capitalization by approximately $1.9 million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and

estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

The pro forma and pro forma as adjusted columns in the table above are based on 81,147,425 shares of our common stock outstanding as of October 1, 2018, and exclude:

- 2,675,780 shares of our common stock issuable upon the exercise of outstanding but unexercised options, of which 2,281,956 are vested, to purchase shares of our common stock outstanding as of October 1, 2018 under the 2012 Plan, with a weighted average exercise price of $2.04 per share;

- 1,410,718 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of October 1, 2018 under the 2012 Plan, with an estimated grant date fair value of $31.74 per share;

- 2,217,236 shares of our common stock reserved for future issuance under the 2012 Plan which, upon the effectiveness of the 2018 Plan, will no longer be available for awards under the 2012 Plan or the 2018 Plan; and

- 4,764,000 shares of our common stock reserved for future issuance under the 2018 Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the consummation of this offering.

Our historical net tangible book value as of June 30, 2018 was $(190.5) million, or $(2.35) per share. Our pro forma net tangible book value as of June 30, 2018 was approximately $(149.0) million, or $(1.78) per share.

After giving effect to the (1) 0.397-for-1 reverse split of our common stock to be effected prior to the completion of this offering and (2) sale by us of the 2,500,000 shares of our common stock that we are selling in this offering at an assumed initial public offering price of $20.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been approximately $(149.0) million, or approximately $(1.78) per share. This represents an immediate increase in net tangible book value of $0.57 per share to existing stockholders and an immediate dilution in net tangible book value of $21.78 per share to new investors of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$20.00
Historical net tangible book value per share as of June 30, 2018 . . .	$(2.35)	
Pro forma net tangible book value per share as of June 30, 2018 . .	(2.35)	
Increase in pro forma net tangible book value per share attributable to new investors in this offering	0.57	
Pro forma as adjusted net tangible book value per share immediately after this offering		(1.78)
Dilution per share to new investors in this offering		$21.78

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value by $0.03 per share and the dilution per share to new investors by $0.03 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

The following table sets forth, on a pro forma as adjusted basis, as of June 30, 2018, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the weighted average price per share (1) paid to us by our existing stockholders and (2) to be paid by new investors participating in this offering at an assumed initial public offering price of $20.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Weight Average Price Per Share
	Number	Percent	Amount	Percent	
	(in thousands)		(in thousands)		
Existing stockholders	81,147	97%	86,363	63%	$ 1.06
New investors	2,500	3%	50,000	37%	$20.00
Total	83,647		$136,363		

Each $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share would increase (decrease) total consideration paid by new investors by $2.4 million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 100,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $1.9 million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Sales of shares of our common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 61,147,425, or approximately 73.1% of the total shares of common stock outstanding after this offering (or 57,772,425 shares, or approximately 69.1% of the total shares of common stock outstanding after this offering, if the underwriters exercise their option to purchase additional shares in full), and will increase the number of shares held by new investors to 20,000,000, or approximately 24% of the total shares of common stock outstanding after this offering (or 23,375,000 shares, or approximately 28% of the total shares of common stock outstanding after this offering, if the underwriters exercise their option to purchase additional shares in full).

The discussion and tables above are based on 81,147,425 shares of our common stock outstanding as of October 1, 2018, and excludes:

- 2,675,780 shares of our common stock issuable upon the exercise of outstanding but unexercised options, of which 2,281,956 are vested, to purchase shares of our common stock as of October 1, 2018 under the 2012 Plan, with a weighted average exercise price of $2.04 per share;

- 1,410,718 shares of our common stock issuable upon the settlement of restricted stock units outstanding as of October 1, 2018 under the 2012 Plan, with an estimated grant date fair value of $31.74 per share;

- 2,217,236 shares of our common stock reserved for future issuance under the 2012 Plan which, upon the effectiveness of the 2018 Plan, will no longer be available for awards under the 2012 Plan or the 2018 Plan; and

- 4,764,000 shares of our common stock reserved for future issuance under the 2018 Plan.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth a summary of our historical selected consolidated financial data for the periods and at the dates indicated. Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52-53 week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements. Fiscal year 2017 included 52 weeks, and the first six months of fiscal 2018 and fiscal 2017 included 26 weeks. The following table sets forth consolidated financial data for 2017, 2016, and 2015, which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of and for the six months ended June 30, 2018 and for the six months ended July 1, 2017 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, our unaudited condensed consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments necessary for a fair presentation of this information. The percentages below indicate the statement of operations data as a percentage of net sales. You should read this data together with our audited financial statements, our unaudited financial statements, and related notes appearing elsewhere in this prospectus and the information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results are not necessarily indicative of our future results.

(in thousands, except per share data)	Six Months Ended				Fiscal Year Ended					
	June 30, 2018		July 1, 2017		December 30, 2017		December 31, 2016		December 31, 2015	
Statements of Operations										
Net sales	$341,545	100%	$254,108	100%	$639,239	100%	$818,914	100%	$468,946	100%
Cost of goods sold	183,786	54%	134,822	53%	344,638	54%	404,953	49%	250,245	53%
Gross profit	157,759	46%	119,286	47%	294,601	46%	413,961	51%	218,701	47%
Selling, general, and administrative expenses	121,329	36%	103,908	41%	230,634	36%	325,754	40%	90,791	19%
Operating income	36,430	11%	15,378	6%	63,967	10%	88,207	11%	127,910	27%
Interest expense	(16,719)	5%	(15,610)	6%	(32,607)	5%	(21,680)	3%	(6,075)	1%
Other (expense) income	(111)	0%	1,150	0%	699	0%	(1,242)	0%	(6,474)	1%
Income before income taxes	19,600	6%	918	0%	32,059	5%	65,285	8%	115,361	25%
Income tax expense	(4,036)	1%	(762)	0%	(16,658)	3%	(16,497)	2%	(41,139)	9%
Net income	$ 15,564	5%	$ 156	0%	$ 15,401	2%	$ 48,788	6%	$ 74,222	16%
Net income attributable to noncontrolling interest	—	0%	—	0%	—	0%	(811)	0%	—	0%
Net income to YETI Holdings, Inc.	15,564	5%	156	0%	15,401	2%	47,977	6%	74,222	16%
Adjusted Operating Income(1)	46,642	14%	23,343	9%	76,003	12%	221,429	27%	136,043	29%
Adjusted Net Income(1)	23,453	7%	5,267	2%	23,126	4%	134,559	16%	79,484	17%
Adjusted EBITDA(1)	$ 58,416	17%	$ 33,849	13%	$ 97,471	15%	$231,862	28%	$137,101	29%
Net income to YETI Holdings, Inc. per share										
Basic	$ 0.19		$ —		$ 0.19		$ 0.59		$ 0.93	
Diluted	$ 0.19		$ —		$ 0.19		$ 0.58		$ 0.92	
Adjusted Net Income per share(1)										
Diluted	$ 0.28		$ 0.06		$ 0.28		$ 1.63		$ 0.99	
Weighted average common shares outstanding										
Basic	81,283		81,451		81,479		81,097		79,775	
Diluted	82,956		83,029		82,972		82,755		80,665	

We believe that our net sales include a seasonal component. In our wholesale and DTC channels, we expect our net sales to be highest in our second and fourth quarters, with the first quarter generating the lowest sales. We expect this seasonality will continue to be a factor in our results of operations.

We discuss the net sales of our products in our two primary categories: Coolers & Equipment and Drinkware. The Coolers & Equipment category includes hard coolers, soft coolers, outdoor equipment products, and various accessories to these core products as well as replacement parts. Likewise, Drinkware accessories are included in the Drinkware category. In addition, the Other category is primarily YETI ICE, YETI logo tee shirts, hats, and other miscellaneous products. As a result of our more balanced omni-channel distribution model and wider range of products, we expect our net sales will continue to increase while our net sales growth rate may moderate.

Gross profit reflects net sales less cost of goods sold, which primarily includes the purchase cost of our products from our third-party contract manufacturers, inbound freight and duties, product quality testing and inspection costs, depreciation on molds and equipment that we own, and our cost of customizing Drinkware products.

We calculate gross margin as gross profit divided by net sales. Gross margin in our DTC sales channel is generally higher than that on sales in our wholesale channel. We anticipate that our DTC net sales may grow at a faster rate than our net sales in our wholesale channel. If so, and if we are able to realize greater economies of scale, we would expect a favorable impact to aggregate gross margin over time. This favorable anticipated gross margin impact may not be realized, or may be offset by other unfavorable gross margin factors. Additionally, any new products that we develop, or our planned expansion into new geographies, may impact our future gross margin.

SG&A expenses consist primarily of marketing costs, employee compensation and benefits costs, costs of our outsourced warehousing and logistics operations, costs of operating on third-party DTC marketplaces, professional fees and services, cost of non-cash stock-based compensation, cost of product shipment to our customers, and general corporate infrastructure expenses. We anticipate that SG&A will increase in the future based on our plans to increase staff levels, open additional retail stores, expand marketing activities, and bear additional costs as a public company, but to decrease as a percentage of net sales over time. In particular, we intend to open a company store for employees and additional retail stores in the second half of 2018 or in 2019.

Change in Fiscal Year and Reporting Calendar. Effective January 1, 2017, we converted our fiscal year end from a calendar year ending December 31 to a "52-53 week" year ending on the Saturday closest in proximity to December 31, such that each quarterly period will be 13 weeks in length, except during a 53-week year when the fourth quarter will be 14 weeks. This did not have a material effect on our consolidated financial statements and, therefore, we did not retrospectively adjust our financial statements.

Results of Operations

The following table sets forth selected statement of operations data, and their corresponding percentage of net sales, for the periods indicated. The discussion below should be read in conjunction with

(dollars in thousands)	Six Months Ended		Fiscal Year Ended		
	June 30, 2018	July 1, 2017	December 30, 2017	December 31, 2016	December 31, 2015
Adjusted Operating Income	$ 46,642	$ 23,343	$ 76,003	$221,429	$136,043
Net income	$ 15,564	$ 156	$ 15,401	$ 48,788	$ 74,222
Adjustments:					
Non-cash stock-based compensation expense(a)(b) .	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—
Tax impact of adjusting items(h)	(2,323)	(2,854)	(4,311)	(47,451)	(2,871)
Adjusted Net Income	$ 23,453	$ 5,267	$ 23,126	$134,559	$ 79,484
Net income	$ 15,564	$ 156	$ 15,401	$ 48,788	$ 74,222
Adjustments:					
Interest expense	16,719	15,610	32,607	21,680	6,075
Income tax expense	4,036	762	16,658	16,497	41,139
Depreciation and amortization expense(a)	11,885	9,356	20,769	11,675	7,532
Non-cash stock-based compensation expense(a)(b) .	7,108	6,508	13,393	118,415	624
Early extinguishment of debt(c)	—	—	—	1,221	—
Investments in new retail locations and international market expansion(a)(d)	240	—	—	—	—
Transition to Cortec majority ownership(a)(e)	750	750	750	750	7,224
Transition to the ongoing senior management team(a)(f)	1,344	—	90	2,824	285
Transition to a public company(a)(g)	770	707	(2,197)	10,012	—
Adjusted EBITDA	$ 58,416	$ 33,849	$ 97,471	$231,862	$137,101
Net sales	$341,545	$254,108	$639,239	$818,914	$468,946
Net income as a % of net sales	10.7%	6.1%	10.0%	10.8%	27.3%
Adjusted operating income as a % of net sales . . .	13.7%	9.2%	11.9%	27.0%	29.0%
Adjusted net income as a % of net sales	6.9%	2.1%	3.6%	16.4%	16.9%
Adjusted EBITDA as a % of net sales	17.1%	13.3%	15.2%	28.3%	29.2%

Liquidity and Capital Resources

Historically, our cash requirements have principally been for working capital purposes. We fund our working capital, primarily inventory, and accounts receivable, from cash flows from operating activities, cash on hand, and borrowings under our revolving credit facility.

On May 19, 2016, we entered into the Credit Facility and repaid in its entirety the 2012 Credit Facility. At June 30, 2018, we had $71.3 million in cash on hand and no outstanding borrowings under our revolving credit facility. At July 1, 2017, we had $15.3 million in cash on hand and $50.0 million in outstanding borrowings under our revolving credit facility.

The recent changes in our working capital requirements generally reflect the growth in our business. Although we cannot predict with certainty all of our particular short-term cash uses or the timing or amount of cash requirements, we believe that our available cash on hand, along with amounts available under our Credit Facility will be sufficient to satisfy our liquidity requirements for at least the next twelve months. However, the continued growth of our business, including our expansion into international markets and opening and operating our own retail locations, may significantly increase our expenses (including our capital expenditures) and cash requirements. For example, we currently anticipate incurring the substantial majority of our 2018 capital expenditures in the second half of 2018, including approximately $10.0 million for technology systems infrastructure, and approximately $4.0 million to $6.0 million related to our contemplated opening of retail stores in Chicago, Illinois and Charleston, South Carolina in the second half of 2018 or the first half of 2019, as well as investments in production molds and tooling and equipment. In addition, the amount of our future product sales is difficult to predict, and actual sales may not be in line with our forecasts. As a result, we may be required to seek additional funds in the future from issuances of equity or debt, obtaining additional credit facilities, or loans from other sources.

Cash Flows

(dollars in thousands)	Six Months Ended		Fiscal Year Ended		
	June 30, 2018	July 1, 2017	December 30, 2017	December 31, 2016	December 31, 2015
Cash flows provided by (used in):					
Operating activities	$ 83,631	$ 5,491	$147,751	$ 28,911	$ 8,625
Investing activities	(14,626)	(18,134)	(38,722)	(55,884)	(10,902)
Financing activities.	(51,342)	6,710	(72,237)	8,011	33,643

Operating activities

Our cash flow from operating activities consists primarily of net income adjusted for certain non-cash items. Adjustments to net income for non-cash items include depreciation and amortization, amortization of deferred loan costs, stock-based compensation, and deferred income taxes. In addition, our operating cash flows include the effect of changes in operating assets and liabilities, principally inventory, accounts receivable, income taxes, prepaid expenses, deposits and other assets, accounts payable, and accrued expenses.

Net cash provided by operating activities was $83.6 million in the six months ended June 30, 2018, compared to $5.5 million in the six months ended July 1, 2017. The increase in net cash provided by operating activities was due to the following:

- changes in accounts receivable increased operating cash flow by $25.2 million, primarily driven by an increased mix of DTC sales, which have shorter collection terms; and

- changes in inventory increased operating cash flow by $52.4 million, primarily driven by disciplined inventory management coupled with increasing sales beginning in the third quarter of 2017 and continuing through the second quarter of 2018.

Net cash provided by operating activities was $147.8 million in 2017, compared to net cash provided by operating activities of $28.9 million in 2016. The increase in cash provided by operating activities was due to the following:

- changes in inventory increased operating cash flow by $221.7 million. This increase was driven by increasing hard coolers and Drinkware inventory in 2016 to meet customer demand, versus decreasing inventory levels throughout 2017 as a result of disciplined inventory management, coupled with increasing sales primarily in the third and fourth quarters of 2017; and

- a decrease in net income, after adjusting for non-cash items, of $103.3 million.

Net cash provided by operating activities was $28.9 million in 2016, compared to net cash provided by operating activities of $8.6 million in 2015. The increase in cash provided by operating activities was due to the following:

- an increase in net income, after adjusting for non-cash items, of $77.1 million; and

- changes in working capital decreased operating cash flow by $56.8 million, due to changes associated with increased customer demand.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents certain information with respect to the beneficial ownership of our common stock as of October 1, 2018, and as adjusted to reflect the sale of our common stock offered by us and the selling stockholders in this offering assuming no exercise and full exercise of the underwriters' option to purchase additional shares, by:

- each of our named executive officers;

- each of our directors and director nominees;

- all of our executive officers and directors, and director nominees, as a group;

- each person known to us to be the beneficial owner of more than 5% of our shares of common stock; and

- each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of October 1, 2018. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock prior to this offering on 81,147,425 shares of our common stock outstanding as of October 1, 2018. Percentage ownership of our common stock after this offering assumes (a) the sale by us of 2,500,000 shares of common stock that we are selling in this offering, (b) the sale by the selling stockholders of 20,000,000 shares of common stock that the selling stockholders are selling in this offering (if the underwriters do not exercise their option to purchase additional shares) and (c) the sale by the selling stockholders of 23,375,000 shares of common stock that the selling stockholders are selling in this offering (if the underwriters exercise their option to purchase additional shares in full).

Unless otherwise noted, the address of each beneficial owner listed on the following table is c/o YETI Holdings, Inc., 7601 Southwest Parkway, Austin, Texas 78735. Beneficial ownership representing less than 1% is denoted with an asterisk (*). The statements concerning voting and investment power included in the footnotes to this table shall not be construed as admissions that such persons are the beneficial owners of such shares of common stock.

Named Executive Officer and Directors	Shares Beneficially Owned Before This Offering		Number of Shares Being Offered (Assuming No Exercise of Option)	Shares Beneficially Owned After This Offering (Assuming No Exercise of Option)		Number of Shares Being Offered (Assuming Full Exercise of Option)	Shares Beneficially Owned After This Offering (Assuming Full Exercise of Option)	
	Number	%		Number	%		Number	%
David L. Schnadig	—	—	—	—	—	—	—	—
Dustan E. McCoy	—	—	—	—	—	—	—	—
Jeffrey A. Lipsitz	—	—	—	—	—	—	—	—
Michael E. Najjar	—	—	—	—	—	—	—	—
Eugene P. Nesbeda	—	—	—	—	—	—	—	—
Robert K. Shearer	—	—	—	—	—	—	—	—
Roy J. Seiders(1)	9,088,124	11.2%	830,176	8,257,948	9.8%	970,268	8,117,856	9.7%
Matthew J. Reintjes(2)	289,016	*	—	289,016	*	—	289,016	*
Bryan C. Barksdale(3)	63,520	*	—	63,520	*	—	63,520	*
Paul C. Carbone(4)	—	—	—	—	—	—	—	—
Richard J. Shields(5)	106,396	*	—	106,396	*	—	106,396	*
All current directors and executive officers as a group(1)(2)(3) (10 persons)	9,440,660	11.5%	830,176	8,610,484	10.2%	970,268	8,470,392	10.1%
5% and Selling Stockholders								
Cortec(6)	56,320,007	69.4%	15,503,662	40,816,345	48.8%	18,119,906	38,200,101	45.7%
Roy J. Seiders(1)	9,088,124	11.2%	830,176	8,257,948	9.8%	970,268	8,117,856	9.7%
Ryan R. Seiders(7)	8,909,474	10.9%	1,599,901	7,309,573	8.7%	1,869,884	7,039,590	8.4%
YHI CG Group Investors, LLC(8)	3,176,000	3.9%	874,283	2,301,717	2.8%	1,021,818	2,154,182	2.6%
Oaktree Speciality Lending Corporation(9)	794,000	1.0%	218,571	575,429	*	255,455	538,545	*
John T. Miner	6,352	*	1,748	4,604	*	2,043	4,309	*
Allison S. Klazkin	7,940	*	2,186	5,754	*	2,555	5,385	*
HW YETI, LLC(10)	595,500	*	163,928	431,572	*	191,591	403,909	*
Christopher S. Conroy(11)	20,644	*	5,682	14,962	*	6,640	14,004	*
Steve Hoogendoorn	20,644	*	5,683	14,961	*	6,642	14,002	*
Andy Hollon(12)	1,801,555	2.2%	361,239	1,440,316	1.7%	422,198	1,379,357	1.6%
David Bullock(13)	1,453,020	1.8%	432,941	1,020,079	1.2%	506,000	947,020	1.1%

* Indicates less than 1% ownership

(1) Reflects 9,088,124 shares of common stock held by RJS Ice 2, LP and RJS Ice, LP., of which 277,106 are shares that RJS Ice, LP has the right to acquire within 60 days of October 1, 2018 through the exercise of options. Roy J. Seiders is the manager of RJS ICE Management, LLC, the general partner of each of RJS Ice 2, LP and RJS Ice, LP, and may be deemed to beneficially own the shares of common stock held by RJS Ice 2, LP and RJS Ice, LP. The address of RJS ICE Management, LLC is P.O. Box 163325, Austin, Texas 78716.

Does not include shares of common stock held by the other stockholders that will be subject to the Voting Agreement that will be entered into upon the pricing of this offering.

(2) Includes 264,402 shares of common stock that Matthew J. Reintjes has the right to acquire within 60 days of October 1, 2018 through the exercise of options.

(3) Reflects 63,520 shares of common stock that Bryan C. Barksdale has the right to acquire within 60 days of October 1, 2018 through the exercise of options.

(4) Paul C. Carbone was named Chief Financial Officer effective as of June 25, 2018.

(5) Reflects 106,396 shares that Richard J. Shields has the right to acquire within 60 days of October 1, 2018 through the exercise of options. Richard J. Shields resigned as Chief Financial Officer effective as of May 31, 2018.

(6) Includes 51,949,176 shares of common stock held by Cortec Group Fund V, L.P. Cortec Management V, LLC is the managing general partner of Cortec Group Fund V, L.P. The manner in which the investments of Cortec Group Fund V, L.P. are held, including shares of common stock, and any decisions concerning their ultimate disposition, are subject to the control of the managers of Cortec Management V, LLC pursuant to Cortec Group Fund V, L.P.'s limited partnership agreement. The managers of Cortec Management V, LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, and R. Scott Schafler. A majority vote of such managers is required to approve actions on behalf of Cortec Management V, LLC with respect to shares of common stock held by Cortec Group Fund V, L.P. As a result, none of the managers of Cortec Management V, LLC has direct or indirect voting or dispositive power with respect to such shares of common stock.

Includes 1,194,831 shares of common stock held by Cortec Co-Investment Fund V, LLC. The managers of Cortec Co-Investment Fund V, LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, and R. Scott Schafler. A majority vote of such managers is required to approve actions with respect to shares of common stock held by Cortec Co-Investment Fund V, LLC. As a result, none of the managers of Cortec Co-Investment Fund V, LLC has direct or indirect voting or dispositive power with respect to such shares of common stock.

Includes 3,176,000 shares of common stock held by Cortec Group Fund V (Parallel), L.P. Cortec Management V (Co-Invest), LLC is the general partner of Cortec Group Fund V (Parallel), L.P. The managers of Cortec Management V (Co-Invest), LLC currently consist of David L. Schnadig, Jeffrey A. Lipsitz, R. Scott Schafler, and Michael Najjar. A majority vote of such managers is required to approve actions with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P. As a result, none of the managers of Cortec Management V (Co-Invest), LLC has direct or indirect voting or dispositive power respect to such shares of common stock. As Cortec Group Fund V (Parallel), L.P. is required by the terms of its limited partnership agreement to dispose of its equity investments in the same manner and at the same time as Cortec Group Fund V, L.P., Cortec Management V, LLC may also be deemed to have investment control over the shares of common stock held by Cortec Group Fund V (Parallel), L.P. A majority vote of the managers of Cortec Management V, LLC is required to approve actions on behalf of Cortec Management V, LLC with respect to shares of common stock held by Cortec Group Fund V, L.P. As a result, none of the managers of Cortec Management V, LLC has direct or indirect voting or dispositive power with respect to shares of common stock held by Cortec Group Fund V (Parallel), L.P.

Does not include shares of common stock held by the other stockholders that will be subject to the Voting Agreement that will be entered into upon the pricing of this offering.

Each of the managers of Cortec Management V, LLC, Cortec Co-Investment Fund V, LLC, and Cortec Management V (Co-Invest), LLC disclaims beneficial ownership of the shares of common stock beneficially owned by such entities.

The address of Cortec Management V, LLC, Cortec Co-Investment Fund V, LLC, and Cortec Management V (Co-Invest), LLC is 140 East 45th Street, 43rd Floor, New York, New York 10017.

(7) Includes 8,909,474 shares of common stock held by RRS Ice 2, LP and Options Ice, LP., of which 271,548 are shares that Options Ice, LP has the right to acquire within 60 days of October 1, 2018 through the exercise of options. Ryan R. Seiders is the manager of each of RRS ICE Management, LLC, the general partner of RRS Ice 2, LP, and Options Ice GP, LLC, the general partner of Options Ice, LP, and may be deemed to beneficially own the shares of common stock held by RRS Ice 2, LP and Options Ice, LP. The address of RRS ICE Management, LLC is P.O. Box 163325, Austin, Texas 78716.

Does not include shares of common stock held by the other stockholders that will be subject to the Voting Agreement that will be entered into upon the pricing of this offering.

(8) RDV Corporation is the manager of YHI CG Group Investors, LLC. Jerry L. Tubergen, the chief executive officer of RDV Corporation, has direct voting and dispositive power with respect to the shares of common stock held by YHI CG Group Investors, LLC. The address of YHI CG Group Investors, LLC is 126 Ottawa Avenue NW, Suite 500, Grand Rapids, Michigan 49503.

(9) Oaktree Specialty Lending Corporation is managed by Oaktree Capital Management, L.P. Certain of the authorized officers of Oaktree Capital Management, L.P. may be deemed to have direct voting and dispositive power with respect to the shares of common stock held by Oaktree Specialty Lending Corporation. The address of Oaktree Specialty Lending Corporation and Oaktree Capital Management, L.P. is 333 S Grand Avenue, 28th Floor, Los Angeles, California 90071.

(10) HW Yeti LLC is managed by Edward Valentine and Cheairs Porter, either of whom may be deemed to have direct voting and dispositive power with respect to the shares of common stock held by HW Yeti LLC. The address of HW Yeti LLC is 1001 Haxall Point, 9th Floor, Richmond, Virginia 23219.

(11) Includes 10,322 shares of common stock held in an irrevocable trust. Gayle Conroy, the wife of Christopher S. Conroy, is the trustee of the trust and has sole voting and dispositive power with respect to the shares of common stock held by the trust.

(12) Includes 219,144 shares of common stock that Andy Hollon has the right to acquire within 60 days of October 1, 2018 through the exercise of options.

(13) Includes 439,876 shares of common stock that David Bullock has the right to acquire within 60 days of October 1, 2018 through the exercise of options.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect prior to the completion of this offering. We will adopt an amended and restated certificate of incorporation and amended and restated bylaws that will become effective prior to the completion of this offering, and this description summarizes the provisions that are included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to our form of amended and restated certificate of incorporation, form of amended and restated bylaws, form of New Stockholders Agreement and form of Registration Rights Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Authorized Capital Stock

Immediately following the completion of this offering, our authorized capital stock will consist of 630,000,000 shares of capital stock, par value $0.01 per share, of which:

600,000,000 shares are designated as common stock; and

30,000,000 shares are designated as preferred stock.

Outstanding Capital Stock

As of October 1, 2018, there were 81,147,425 shares of our common stock outstanding, held by 27 stockholders of record, and no shares of our preferred stock outstanding. Following this offering we expect to have 83,647,425 shares of common stock outstanding and no shares of preferred stock outstanding. Our Board of Directors is authorized to issue additional shares of our capital stock without stockholder approval, except as required by the NYSE listing standards.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. Our amended and restated certificate of incorporation will not provide for cumulative voting in connection with the election of directors and, accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. The holders of a majority of the shares of common stock issued and outstanding constitute a quorum at all meetings of stockholders for the transaction of business.

Dividends. The holders of our common stock are entitled to dividends if, as, and when declared by our Board of Directors, from funds legally available therefor, subject to certain contractual limitations on our ability to declare and pay dividends. See "Dividend Policy."

Other Rights. Upon the consummation of this offering, no holder of our common stock will have any preemptive right to subscribe for any shares of our capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of our affairs, the holders of our common stock are entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of our preferred stock, if any.

Preferred Stock

Following the completion of this offering, our Board of Directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers,

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our shares of common stock as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of October 1, 2018, upon completion of this offering, 83,647,425 shares of common stock will be outstanding, assuming no exercise of options after such date. Only the 22,500,000 shares (or the 25,875,000 shares if the underwriters exercise their option to purchase additional shares in full) sold in this offering will be freely tradable unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Except as set forth below, the 61,147,425 remaining shares of common stock (or 57,772,425 remaining shares of common stock outstanding if the underwriters exercise their option to purchase additional shares in full) outstanding after this offering will be "restricted securities" as that term is defined in Rule 144 under the Securities Act and may be subject to lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

- no restricted shares will be eligible for immediate sale upon the closing of this offering; and

- shares will be eligible for sale upon expiration of the lock-up agreements 181 days after the date of this prospectus, subject to any volume and other limitations applicable to the holders of such shares.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale, and (3) we are current in our Exchange Act reporting at the time of sale. Additionally, a person who has beneficially owned restricted shares for at least one year and who is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days before the sale, would be entitled to sell those securities at any time.

Persons who have beneficially owned shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

- 1% of the number of shares of our common stock then outstanding, which will equal approximately 836,474 shares immediately after the completion of this offering; and

- the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. As of October 1, 2018, outstanding options to purchase 1,528,450 shares of our common stock and outstanding restricted stock units to be settled in an aggregate of 772,454 shares of our common stock had been issued in reliance on Rule 701. However, all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Registration Rights Agreement

In connection with this offering, we will enter into the Registration Rights Agreement with the Rights Holders, pursuant to which the Rights Holders will have demand registration rights in respect of any shares of common stock they hold, subject to certain conditions. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of this offering, we will be required to give notice of the registration to the parties to the Registration Rights Agreement and, subject to certain limitations, include shares of common stock held by them in such registration.

Lock-up Agreements

We, our executive officers and directors, and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

- offer, pledge, sell, or contract to sell any common stock;

- sell any option or contract to purchase any common stock;

- purchase any option or contract to sell any common stock;

- grant any option, right, or warrant for the sale of any common stock;

- lend or otherwise dispose of or transfer any common stock;

- request or demand that we file a registration statement related to the common stock; or

- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision also applies to common stock and to securities convertible into or exchangeable for or repayable with common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, and Jefferies LLC, together in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above, in whole or in part, at any time.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register the offer and sale of shares of our common stock subject to outstanding options, as well as reserved for future issuance, under our equity incentive plans, including the

YETI Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)
(In thousands, except per share data)

	June 30, 2018	December 30, 2017
ASSETS		
Current assets		
Cash	$ 71,342	$ 53,650
Accounts receivable, net	65,429	67,152
Inventory	149,368	175,098
Prepaid expenses and other current assets	11,119	7,134
Total current assets	297,258	303,034
Property and equipment, net	71,101	73,783
Goodwill	54,293	54,293
Intangible assets, net	79,441	74,302
Deferred income taxes	7,287	10,004
Deferred charges and other assets	1,017	1,011
Total assets	**$ 510,397**	**$ 516,427**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable	$ 73,503	$ 40,342
Accrued expenses and other current liabilities	41,473	45,862
Taxes payable	3,322	12,280
Accrued payroll and related costs	7,283	6,364
Current maturities of long-term debt	47,050	47,050
Total current liabilities	172,631	151,898
Long-term debt, net of current portion	380,813	428,632
Other liabilities	13,754	12,128
Total liabilities	567,198	592,658
Commitments and contingencies		
Equity		
Common stock, par value $0.01; 400,000 shares authorized; 81,147 and 81,535 shares outstanding at June 30, 2018 and December 30, 2017, respectively	811	815
Additional paid-in capital	224,236	219,095
Accumulated deficit	(281,834)	(296,184)
Accumulated other comprehensive (loss) income	(14)	43
Total stockholders' deficit	(56,801)	(76,231)
Total liabilities and stockholders' equity	**$ 510,397**	**$ 516,427**

See accompanying notes to the unaudited consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Condensed Consolidated Income Statements

(Unaudited)

(In thousands, except per share data)

	Six Months Ended	
	June 30, 2018	July 1, 2017
Net sales	$341,545	$254,108
Cost of goods sold	183,786	134,822
Gross profit	157,759	119,286
Selling, general, and administrative expenses	121,329	103,908
Operating income	36,430	15,378
Interest expense	(16,719)	(15,610)
Other (expense) income	(111)	1,150
Income before income taxes	19,600	918
Income tax expense	(4,036)	(762)
Net income	**$ 15,564**	**$ 156**
Net income per share		
Basic	$ 0.19	$ —
Diluted	$ 0.19	$ —
Weighted average common shares outstanding		
Basic	81,283	81,451
Diluted	82,956	83,029

See accompanying notes to the unaudited consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Deficit

(Unaudited)

(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Stockholders' Deficit
	Shares	Amount					
Balance, December 31, 2016	**81,437**	**$814**	**$211,474**	**$(309,575)**	**$ —**	**$ 2,186**	**$(95,101)**
Stock-based compensation	—	—	6,508	—	—	—	6,508
Exercise of options	28	—	15	—	—	—	15
Taxes paid in connection with exercise of stock options	(8)	—	(433)	—	—	—	(433)
Adjustments related to the acquisition of Rambler On	—	—	(665)	(1,775)	—	—	(2,440)
Acquisition of noncontrolling interest	—	—	—	2,186	—	(2,186)	—
Dividends	—	—	—	(1,143)	—	—	(1,143)
Other comprehensive income	—	—	—	—	17	—	17
Net income	—	—	—	156	—	—	156
Balance, July 1, 2017	**81,457**	**814**	**$216,899**	**$(310,151)**	**$ 17**	**$ —**	**$(92,421)**
Balance, December 30, 2017	**81,535**	**$815**	**$219,095**	**$(296,184)**	**$ 43**	**$ —**	**$(76,231)**
Stock-based compensation	—	—	7,108	—	—	—	7,108
Exercise of options	11	—	53	—	—	—	53
Taxes paid in connection with exercise of stock options	(2)	—	(57)	—	—	—	(57)
Repurchase of Company stock	(397)	(4)	(1,963)	—	—	—	(1,967)
Dividends	—	—	—	(1,214)	—	—	(1,214)
Other comprehensive loss	—	—	—	—	(57)	—	(57)
Net income	—	—	—	15,564	—	—	15,564
Balance, June 30, 2018	**81,147**	**$811**	**224,236**	**$(281,834)**	**$(14)**	**$ —**	**$(56,801)**

See accompanying notes to the unaudited consolidated financial statements

YETI Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	Six Months Ended	
	June 30, 2018	July 1, 2017
Cash Flows from Operating Activities:		
Net income	$ 15,564	$ 156
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	11,885	9,356
Amortization of deferred loan costs	1,456	1,113
Stock-based compensation	7,108	6,508
Deferred income taxes	2,717	6,713
Impairment of long-lived assets	598	—
Gain on disposal of long-lived assets	(20)	—
Changes in operating assets and liabilities:		
Accounts receivable, net	1,658	(23,496)
Inventory	25,685	(26,731)
Income tax receivable	—	(233)
Other current assets	(4,277)	1,207
Accounts payable and accrued expenses	28,415	33,861
Taxes payable	(8,956)	(5,642)
Other	1,798	2,679
Net cash provided by operating activities	83,631	5,491
Cash Flows from Investing Activities:		
Additions to property and equipment	(7,067)	(30,831)
(Additions) reductions to intangible assets, net	(7,724)	6,009
Changes in notes receivables	—	8,688
Cash paid to Rambler On for acquisition	—	(2,000)
Proceeds from sale of long-lived assets	165	—
Net cash used in investing activities	(14,626)	(18,134)
Cash Flows from Financing Activities:		
Changes in revolving line of credit	—	30,000
Repayments of long-term debt	(49,275)	(22,775)
Cash paid for repurchase of common stock	(1,967)	—
Proceeds from employee stock transactions	53	14
Taxes paid in connection with exercise of stock options	(57)	(433)
Distribution to equity holders	(96)	(96)
Net cash (used in) provided by financing activities	(51,342)	6,710
Effect of exchange rate changes on cash	29	(18)
Net change in cash	17,692	(5,951)
Cash, beginning of period	53,650	21,291
Cash, end of period	**$ 71,342**	**$ 15,340**

See accompanying notes to the unaudited consolidated financial statements

Note 1—Organization and Significant Accounting Policies (Continued)

performance obligations, and the implementation guidance for licensing. In addition, the FASB issued guidance regarding practical expedients related to disclosures of remaining performance obligations, as well as other amendments to the guidance on transition, collectability, non-cash consideration, and the presentation of sales and other similar taxes. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the cumulative effect of applying the standard would be recognized at the date of initial application. We have begun a detailed evaluation, however, given the nature of our business, we do not believe there will be a material impact in how or when revenue is recorded and that the impacts will primarily be related to increased disclosures.

On June 30, 2018, the FASB issued ASU No. 2018-11, "*Leases—Targeted Improvements.*" The standard is effective for interim and annual reporting periods beginning after December 15, 2019 for non-public entities. Under ASU 2018-11, adopters may take a prospective approach, rather than a retrospective approach as initially prescribed, when transitioning to ASU 2016-02. The most significant impact of ASU 2018-11 is relief in the comparative reporting requirements for initial adoption. Instead of recording the cumulative impact of all comparative reporting periods presented within opening retained earnings of the earliest period presented, we will now assess the facts and circumstances of all leasing contracts as of December 29, 2019, the beginning of our fiscal 2020. For lessors, ASU 2018-11 adds an optional practical expedient permitting lessors, under certain circumstances, not to separate the lease and non-lease components by class of underlying assets, but rather to account for them as a single combined component, and further clarifies the accounting treatment for such a combined component. We are in the process of evaluating the effect the guidance will have on our existing accounting policies and the consolidated financial statements, but we expect there will be an increase in assets and liabilities on the consolidated balance sheets at adoption due to the recording of right-of-use assets and corresponding lease liabilities, which may be material.

Note 2—Share Data

The number of common shares outstanding totaled 81.1 million and 81.5 million at June 30, 2018 and December 30, 2017, respectively. Basic income per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted income per share includes the additional effect of all potentially dilutive securities, which includes dilutive share options granted under stock-based compensation plans.

Note 2—Share Data (Continued)

A reconciliation of shares for basic and diluted net income per share is set forth below (in thousands, except per share data):

	Six Months Ended	
	June 30, 2018	**July 1, 2017**
Net income	$ 15,564	$ 156
Weighted average common shares outstanding—basic	81,283	81,451
Effect of dilutive securities	1,673	1,578
Weighted average common shares outstanding—diluted	82,956	83,029
Earnings per share		
Basic	$ 0.19	$ —
Diluted	$ 0.19	$ —

Effects of potentially dilutive securities are presented only in periods in which they are dilutive. Stock options representing 0.1 million and 0.2 million shares of common stock were outstanding for the six months ended June 30, 2018 and July 1, 2017, respectively, but were excluded from the computation of diluted earnings per share as their effect would be anti-dilutive.

On May 17, 2016, our Board of Directors approved a dividend. In connection with the dividend, pursuant to anti-dilution provisions in the Plan, the option strike price on outstanding options was reduced by the lesser of 70% of the original strike price or the per share amount of the dividend. Any difference between the reduction in strike price and dividend was paid in cash immediately for vested options. For holders unvested options as of May 17, 2016, we will pay a dividend which accrues over the requisite service period as the options vest. We paid $0.1 million and $0.1 million to vested option holders in the six months ended June 30, 2018 and July 1, 2017, respectively. We will pay the remaining $3.1 million of the original $7.9 million to holders of unvested options in fiscal year 2018 and 2019. At June 30, 2018, $2.2 million was accrued. The payment of future dividends is subject to restrictions under our Credit Facility.

Note 3—Repurchase of Common Stock

On March 5, 2018, we purchased 0.4 million shares of our common stock at $4.95 per share from one of our stockholders. The purchase price was below our current market value and did not trigger the requirements of ASC 505-30-20-2, "*Allocation of Repurchase Price to Other Elements of the Repurchase Transaction*." We accounted for this purchase using the par value method, and subsequently retired these shares.

Note 10—Related-Party Agreements

We have entered into a management services agreement with our majority stockholder that provides for a management fee to be based on 1.0% of total sales, not to exceed $750,000 annually, plus certain out-of-pocket expenses. During the six months ended June 30, 2018 and July 1, 2017, we incurred fees and out-of-pocket expenses under this agreement totaling approximately $0.8 million, respectively, which were included in selling, general, and administrative expenses.

We lease warehouse and office facilities under various operating leases. One warehouse facility is leased from an entity owned by our Founders, Roy and Ryan Seiders. The lease, which is month to month and can be cancelled upon 30 days written notice, requires monthly payments of $8,700 and is included in selling, general, and administrative expenses.

Note 11—Contingencies

We are subject to various claims and legal actions that arise in the ordinary course of business. Management believes that the final disposition of such matters will not have a material adverse effect on our financial position, results of operations, or cash flows.

Note 12—Subsequent Events

In August 2018, we entered into two new operating leases for space to be used for two new retail locations. One lease agreement is for a first floor and basement of a building in Chicago, Illinois, with an exterior footprint of approximately 5,538 square feet. The term of the lease is 120 months, and the monthly payments over the lease term are approximately $45,000. The second lease agreement is for a building in Charleston, South Carolina, totaling approximately 5,039 square feet. The term of the lease is 120 months, and the monthly payments over the lease term are approximately $28,000.

In August 2018, we entered into a sublease whereby we will sublease a floor in building one of our Austin, Texas headquarters, which is approximately 29,881 square feet. The lease term is approximately 6 years and expires on July 31, 2024. The monthly sublease income over the lease term is approximately $72,000.

On October 12, 2018, the Board of Directors approved a 0.397-for-1 reverse stock split, that will occur prior to the completion of our initial public offering. All share and per share data have been retroactively adjusted to give effect to the reverse stock split.

On October 12, 2018, the Board of Directors approved an increase in our authorized capital stock of 200.0 million shares of common stock and 30.0 million shares of preferred stock, which will occur prior to the completion of our initial public offering. No shares were issued in connection with the increase in authorized capital stock.

These events were evaluated through the date these condensed consolidated financial statements were originally available to be issued, August 22, 2018. In connection with the reissuance of these interim financial statements for the reverse stock split described in this Note, the Company has considered whether there are any subsequent events that have occurred since August 22, 2018 through October 15, 2018, the date of reissuance, that require recognition of disclosure in these interim financial statements and believe that there are no other such events other than as set forth in this Note.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
YETI Holdings, Inc. and Subsidiaries

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of YETI Holdings, Inc. (a Delaware corporation) and Subsidiaries, (the "Company") as of December 30, 2017 and December 31 2016, and the related consolidated statements of operations, comprehensive income, equity (deficit), and cash flows for each of the three fiscal years in the period ended December 30, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2017 and December 31, 2016, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
July 16, 2018 (except for Note 14, as to which the date is   )

The foregoing auditors report is in the form that will be signed upon consummation of the transaction described in Note 14 to the financial statements.

/s/ Grant Thornton LLP

Dallas, Texas
October 15, 2018

YETI Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except per share data)

	Fiscal 2017	Fiscal 2016
ASSETS		
Current assets		
Cash	$ 53,650	$ 21,291
Accounts receivable, net	67,152	37,204
Inventory	175,098	246,119
Deposits	170	16,234
Prepaid expenses and other current assets	6,964	10,162
Total current assets	303,034	331,010
Property and equipment, net	73,783	47,090
Goodwill	54,293	50,683
Intangible assets, net	74,302	87,781
Deferred income taxes	10,004	13,377
Deferred charges and other assets	1,011	6,166
Total assets	**$ 516,427**	**$ 536,107**
LIABILITIES AND EQUITY (DEFICIT)		
Current liabilities		
Accounts payable	$ 40,342	$ 19,379
Accrued expenses	45,702	40,705
Taxes payable	12,280	25,083
Accrued payroll and related costs	6,364	6,918
Current maturities of long-term debt	47,050	45,550
Other current liabilities	160	230
Total current liabilities	151,898	137,865
Long-term debt, net of current portion	428,632	491,688
Other liabilities	12,128	1,655
Total liabilities	592,658	631,208
Commitments and contingencies		
Equity		
Common stock, $0.01 par value; 400,000 shares authorized; 81,535 and 81,437 shares outstanding at December 30, 2017 and December 31, 2016, respectively	815	814
Additional paid-in capital	219,095	211,474
Accumulated deficit	(296,184)	(309,575)
Accumulated other comprehensive income	43	—
Total YETI Holdings, Inc. stockholders' deficit	(76,231)	(97,287)
Noncontrolling interest	—	2,186
Total deficit	(76,231)	(95,101)
Total liabilities and equity	**$ 516,427**	**$ 536,107**

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations

(In thousands, except per share data)

	Fiscal Year Ended		
	2017	2016	2015
Net sales	$639,239	$818,914	$468,946
Cost of goods sold	344,638	404,953	250,245
Gross profit	294,601	413,961	218,701
Selling, general, and administrative expenses	230,634	325,754	90,791
Operating income	63,967	88,207	127,910
Interest expense	(32,607)	(21,680)	(6,075)
Other income (expense)	699	(1,242)	(6,474)
Income before income taxes	32,059	65,285	115,361
Income tax expense	(16,658)	(16,497)	(41,139)
Net income	**15,401**	**48,788**	**74,222**
Net income attributable to noncontrolling interest	—	(811)	—
Net income to YETI Holdings, Inc.	**$ 15,401**	**$ 47,977**	**$ 74,222**
Net income to YETI Holdings, Inc. per share			
Basic	$ 0.19	$ 0.59	$ 0.93
Diluted	$ 0.19	$ 0.58	$ 0.92
Weighted average common shares outstanding			
Basic	81,479	81,097	79,775
Diluted	82,972	82,755	80,665

See accompanying notes to the consolidated financial statements

YETI Holdings, Inc. and Subsidiaries
Consolidated Statements of Equity (Deficit)
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Noncontrolling Interest	Total Equity (Deficit)
	Shares	Amount					
Balance, December 31, 2014	**79,497**	**$795**	**$ 99,926**	**$ 23,831**	**$ —**	**$ —**	**$124,552**
Exercise of options	498	5	626	—	—	—	631
Issuance of common shares	25		254	—	—	—	254
Stock-based compensation	—	—	624	—	—	—	624
Excess tax benefit from stock-based compensation plan	—	—	635	—	—	—	635
Net income	—	—	—	74,222	—	—	74,222
Balance, December 31, 2015	**80,020**	**800**	**102,065**	**98,053**	**—**	**—**	**200,918**
Consolidation of noncontrolling interest	—	—	—	—	—	1,375	1,375
Stock-based compensation	—	—	118,415	—	—	—	118,415
Exercise of options	1,376	14	1,420	—	—	—	1,434
Issuance of common shares	41		708	—	—	—	708
Repurchase of forfeited employee stock options	—	—	(3,291)	—	—	—	(3,291)
Taxes paid in connection with exercise of stock options	—	—	(9,608)	—	—	—	(9,608)
Excess tax benefit from stock-based compensation plan	—	—	1,765	—	—	—	1,765
Dividends	—	—	—	(455,605)	—	—	(455,605)
Net income	—	—	—	47,977	—	811	48,788
Balance, December 31, 2016	**81,437**	**814**	**211,474**	**(309,575)**	**—**	**2,186**	**(95,101)**
Stock-based compensation		—	13,393	—	—	—	13,393
Exercise of options	98	1	98	—	—	—	99
Taxes paid in connection with exercise of stock options	—	—	(2,018)	—	—	—	(2,018)
Adjustments related to the acquisition of Rambler On	—	—	(3,852)	(1,980)	—	—	5,832
Acquisition of noncontrolling interest	—	—		2,186	—	(2,186)	—
Dividends	—	—	—	(2,216)	—	—	(2,216)
Other comprehensive income	—	—	—		43	—	43
Net income	—	—	—	15,401	—	—	15,401
Balance, December 30, 2017	**81,535**	**$815**	**$219,095**	**$(296,184)**	**$ 43**	**—**	**$(76,231)**

See accompanying notes to the consolidated financial statements

Note l—Organization and Significant Accounting Policies (Continued)

In August 2016, the FASB issued ASU No. 2016-15, "*Statement of Cash Flows (Topic 230)*," which is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows, specifically certain cash receipts and cash payments. The amendments in this standard are effective for fiscal periods beginning after December 15, 2018 and interim periods within fiscal years beginning after December 15, 2019 for non-public entities. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective method. We do not believe the adoption of this ASU will have a material impact on our financial condition, results of operations, cash flows, or financial disclosures.

In January 2017, the FASB issued ASU No. 2017-04, "*Intangibles—Goodwill and Other (Topic 350)*." This ASU eliminates Step 2 from the goodwill impairment test. Under the new guidance, entities should perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. Additionally, this ASU eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. The amendments in this ASU are effective for fiscal years beginning after December 15, 2021 for non-public entities, including interim periods within those fiscal years, and is applied on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017.

Note 2—Share Data

On May 5, 2016, the Board of Directors approved a 2,000-for-1 stock split, which was effective immediately. In connection with the stock split, the number of authorized shares of common stock was increased from 200,000 to 400.0 million. All share and per share data for earnings per share and share-based compensation have been retroactively adjusted to give effect to the reverse stock split.

The number of common shares outstanding totaled 81.5 million, 81.4 million, and 80.0 million at fiscal year-end 2017, 2016, and 2015, respectively. Basic income per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income per share includes the additional effect of all potentially dilutive securities, which includes dilutive share options granted under stock-based compensation plans.

Note 2—Share Data (Continued)

A reconciliation of shares for basic and diluted net income per share is set forth below (in thousands, except per share data):

	Fiscal Year Ended		
	2017	2016	2015
Net income to YETI Holdings, Inc.	$ 15,401	$ 47,977	$ 74,222
Weighted average common shares outstanding—basic	81,479	81,097	79,775
Effect of dilutive securities	1,493	1,658	890
Weighted average common shares outstanding—diluted	82,972	82,755	80,665
Net income to YETI Holdings, Inc. per share			
Basic	$ 0.19	$ 0.59	$ 0.93
Diluted	$ 0.19	$ 0.58	$ 0.92

Effects of potentially dilutive securities are presented only in periods in which they are dilutive. Stock options representing 0.2 million, 0.4 million, and 0.4 million shares of common stock were outstanding for the fiscal years ended 2017, 2016, and 2015, respectively, but were excluded from the computation of diluted earnings per share as their effect would be anti-dilutive.

On May 17, 2016, our Board of Directors approved a dividend, and in connection with the dividend, we are paying a dividend to holders of unvested options as of May 17, 2016, which accrues over the requisite service period as the options vest. We paid $2.8 million, $2.6 million, and $0 to vested option holders in fiscal years ended 2017, 2016, and 2015, respectively. We will pay the remaining $3.2 million of the original $7.9 million to holders of unvested options in fiscal year 2018. At fiscal year-end 2017, $1.1 million was payable to holders of unvested options. The payment of future dividends is subject to restrictions under our Credit Facility.

Note 3—Property and Equipment

Property and equipment consisted of the following (dollars in thousands):

	As of Fiscal Year End	
	2017	2016
Molds and tooling	$ 41,188	$ 22,766
Furniture, fixtures, and equipment	5,590	8,378
Computers and software	28,774	20,207
Leasehold Improvements	26,154	9,182
Property and equipment, gross	101,706	60,533
Accumulated depreciation	(27,923)	(13,443)
Property and equipment, net	$ 73,783	$ 47,090

Depreciation expense totaled approximately $15.4 million, $6.3 million, and $3.1 million for the fiscal years ended 2017, 2016, and 2015, respectively.

Note 6—Income Taxes (Continued)

Deferred tax assets and liabilities consist of the following components at fiscal year-end 2017 and 2016 (dollars in thousands):

	Fiscal 2017	Fiscal 2016
Deferred tax assets:		
Accrued Expenses	$ 1,096	$ 4,372
Allowance and other reserves	1,519	1,904
Inventory	8,297	6,668
Stock option expense	9,346	12,608
Deferred rent	2,446	205
Other	1,607	1,812
	24,311	27,569
Deferred tax liabilities:		
Prepaid expenses	(211)	(953)
Property and equipment	(7,010)	(3,750)
Intangible assets	(7,165)	(9,457)
Other	79	(32)
	(14,307)	(14,192)
Net deferred tax assets/(liabilities)	$ 10,004	$ 13,377

We do not provide for withholding taxes on our undistributed earnings of foreign subsidiaries since we intend to invest such undistributed earnings indefinitely outside of the U.S. The total amount of such undistributed earnings was immaterial as of fiscal year-end 2017. In the event we distribute such earnings in the form of dividends or otherwise, we may be subject to an immaterial amount of withholding taxes.

As of fiscal year-end 2017, we have Texas research and development tax credit carryforwards of approximately $1.4 million, which if not utilized, will expire in 2037.

The following table summarizes the activity related to the Company's unrecognized tax benefits (excluding interest and penalties) (dollars in thousands):

	Fiscal 2017	Fiscal 2016
Balance, beginning of year	$ 897	$ —
Gross increases related to current year tax positions	141	812
Gross increases related to prior year tax positions	26	85
Balance, end of year	$1,064	$897

If our positions are sustained by the relevant taxing authorities, approximately $1 million (excluding interest and penalties) of uncertain tax position liabilities as of fiscal year-end 2017 would favorably impact the Company's effective tax rate in future periods. We do not anticipate that the balance of gross unrecognized tax benefits will change significantly during the next twelve months.

Note 7—Stock-Based Compensation (Continued)

2017, total unrecognized compensation expense for unvested options totaled $20.8 million, and will be recognized over the next three years.

We recognized approximately $13.4 million, $118.4 million, and $0.6 million of compensation expense in the accompanying consolidated statements of operations during the fiscal years ended 2017, 2016, and 2015, respectively. As a result of the contingent nature of the performance-based options, no compensation expense had been recorded prior to their modification, resulting in a significant increase in compensation expense for the fiscal year ended 2016, primarily due to four employee's awards that were accelerated so that a portion of their options vested immediately. This resulted in a one-time non-cash charge of approximately $104.4 million in 2016.

In connection with the dividend, pursuant to anti-dilution provisions in the Plan, the option strike price on outstanding options was reduced by the lesser of 70% of the original strike price or the per share amount of the dividend. Any difference between the reduction in strike price and dividend was paid in cash immediately for vested options, or will be paid as the unvested options outstanding as of May 17, 2016 vest over their requisite service period.

A summary of the stock options is as follows (in thousands, except per share data):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Balance, December 31, 2014	4,839	$ 0.46	7.80
Options granted	1,147	4.27	
Options exercised	(498)	0.38	
Options forfeited, cancelled	—	—	
Options expired	—	—	
Balance, December 31, 2015	5,488	$ 1.27	7.41
Options granted	166	50.80	
Options exercised	(1,564)	0.38	
Options forfeited, cancelled	(592)	0.73	
Options expired	—	—	
Balance, December 31, 2016	3,498	$ 4.10	5.99
Options granted	77	53.51	
Options exercised	(156)	0.65	
Options forfeited, cancelled	(529)	5.71	
Options expired	(6)	46.63	
Balance, December 30, 2017	2,884	$ 5.22	6.10
Options exercisable, December 30, 2017	1,450	$ 3.54	5.64

The aggregate intrinsic value of options outstanding and exercisable options at fiscal year-end 2017 was approximately $78.1 million and $41.7 million, respectively.

The total intrinsic value of stock options exercised was approximately $5.5 million, $82.4 million, and $4.5 million for the fiscal years ended 2017, 2016, and 2015, respectively. The total fair value of stock

Note 7—Stock-Based Compensation (Continued)

options vested was approximately $17.7 million, $105.7 million, and $0.3 million for the fiscal years ended 2017, 2016, and 2015, respectively.

The following is a summary of our non-vested stock options (in thousands, except per share data):

	Shares Under Outstanding Options	Weighted Average Grant Date Fair Value
Non-Vested Options at January 1, 2017	2,891	20.53
Granted	77	10.84
Forfeited	(518)(a)	30.31
Vested	(1,017)	17.41
Non-Vested Options at December 30, 2017	1,433	20.02

(a) Amount does not include 11,454 of vested stock options cancelled in February 2017.

Note 8—Variable Interest Entities and Acquisition of Assets and Liabilities

In July 2016, we entered into a secured promissory note with our exclusive Drinkware customization partner, Rambler On, to assist them with the acquisition of new equipment as they expand their operations. Under the terms of the note, we advanced to Rambler On up to $7.0 million for the acquisition of new equipment. The advancement period of the note ran through May 2017, at which time the note balance would convert to a 5 year note with principal and interest due monthly. The note accrued interest at 5.0%, matured in July 2022 and was secured by all the assets of Rambler On. As of fiscal year-end 2016, approximately $4.5 million had been advanced under the note.

Additionally, in November 2016, we converted a portion of our accounts receivable from Rambler On's account receivable into a secured promissory note of $7.7 million. This note accrued interest at 5.0% with interest payments due monthly. The secured promissory note matured in November 2017. As of December 31, 2016, $6.5 million was outstanding under this secured promissory note.

In fiscal year 2016, we determined we held a variable interest in Rambler On based on our assessment that Rambler On did not have sufficient resources to carry out its principal activities without our support. We examined specific criteria and used judgment to determine that we are the primary beneficiary of the VIE and therefore were required to consolidate Rambler On. We had no obligation to provide financial support to Rambler On.

On May 16, 2017, an agreement was entered into by Rambler On and YCD, whereby YCD acquired substantially all assets and liabilities of Rambler On for $6.0 million. We paid the consideration for the acquisition by making a cash payment to Rambler On of $2.0 million on the closing and subsequently paying $0.9 million following the determination of the final assets sold as part of the acquisition. In addition, we issued a promissory note to Rambler On for a principal amount of $3.0 million with a two-year term and bearing interest at 5% per annum, payable in two equal installments on May 16, 2018 and May 16, 2019. As part of the acquisition, all of the notes outstanding prior to May 16, 2017 between YETI Coolers and Rambler On were forgiven.

We have consolidated Rambler On effective August 1, 2016, and YCD effective May 16, 2017, therefore the financial results of Rambler On and YCD have been included in our consolidated financial

Note 13—Supplemental Statement of Cash Flows Information (Continued)

financing activities during 2016 consisted of accrued dividends payable on unvested options, which total $1.7 million as of December 31, 2016.

Note 14—Subsequent Events

On January 8, 2018, there was a fire at one of our vendor's facilities. The inventory impacted has been dispositioned and the claim settled with the vendor's insurance company. A physical count of the inventory determined 205,988 units were at the facility during the fire. The inventory was determined to be a complete loss. The majority of the units were destroyed by a certified recycler near the vendor. The remaining units were shipped from the vendor to YETI's third-party logistics provider for scrap processing. The claim was settled with the vendor's insurance company on June 6, 2018 for $1.7 million.

On February 6, 2018, we issued $5.0 million in letters of credit with a 4.0% annual fee.

On March 5, 2018, we purchased 0.4 million shares of our common stock at $4.95 per share from one of our shareholders. The purchase price was below our current market value and did not trigger the requirements of ASC 505-30-30-2, "*Allocation of Repurchase Price to Other Elements of the Repurchase Transaction.*" We accounted for the repurchase of common stock using the par value method and subsequently retired these shares.

On June 20 and June 29, 2018, our Board of Directors approved the grant of 1,407,583 restricted stock units under the Plan, as amended and restated, to various employees of the Company, which approvals became effective on June 23 and July 2, respectively. Each restricted stock unit represents the right to receive one share of our common stock in the future, subject to the occurrence of certain vesting criteria. Pursuant to the restricted stock unit agreements, the restricted stock units will become fully vested and nonforfeitable upon the occurrence of a change of control and the achievement of certain EBITDA targets for calendar years 2018 and 2019, provided that if a change of control occurs prior to the date on which our Board of Directors certifies that the applicable EBITDA target has been achieved, all restricted stock units that have not already been forfeited will become nonforfeitable and shares of our common stock will be delivered to the applicable grantee within 30 days of the restricted stock units becoming nonforfeitable. In order to receive their shares, the grantee must remain employed until the date of the change of control and must not have violated any of the terms of such grantee's non-competition agreement or other restrictive covenant agreements with us. The restricted stock units are not transferable or assignable. In connection with their receipt of restricted stock units, certain grantees forfeited stock options that we previously granted to them.

On October 12, 2018, the Board of Directors approved a 0.397-for-1 reverse stock split, that will occur prior to the completion of our initial public offering. All share and per share data have been retroactively adjusted to give effect to the reverse stock split.

On October 12, 2018, the Board of Directors approved an increase in our authorized capital stock of 200.0 million shares of common stock and 30.0 million shares of preferred stock, which will occur prior to the completion of our initial public offering. No shares were issued in connection with the increase in authorized capital stock.

As described in this Note, the Company is reissuing these financial statements to reflect a reverse stock split approved on October 12, 2018. In connection with the reissuance of these financial statements, the Company has considered whether there are other subsequent events that have occurred since July 16, 2018 (the date the financial statements were available to be issued), and through October 15, 2018, that require recognition or disclosure in these financial statements and believe that there are no such events other than as set forth in this Note.